UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 30, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Monro, Inc.

File No. 000-19357 - CF#35315

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      Monro, Inc. (formerly Monro Muffler Brake, Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on February 3, 2011 and February 7, 2013.

      Based on representations by Monro, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.72	10-Q	February 3, 2011	through July 31, 2020
10.72	10-Q	February 7, 2013	through July 31, 2020

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary